PE 7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

100 Queen Street

Melbourne Victoria 3000

Australia

(*Address of principal executive office*)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

207 page 1/1 15 July 2001

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 01 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,484,694	$19.24	$0.00
ORD	1,500	$15.33	$0.00
ORD	750	$14.63	$0.00
ORD	625	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. If No, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes. Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 01 / 07 / 02

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

207 page 1/1 15 July 2001

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form 207
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 01 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,484,694	$19.24	$0.00
ORD	1,500	$15.33	$0.00
ORD	750	$14.63	$0.00
ORD	625	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. If No, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 01 / 07 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159 | 207 page 1/1 15 July 2001

lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 01 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	672,437	$0.00	$0.00

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. If No, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 01 / 07 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

208 page 1/2 28 August 2001

ASIC registered agent number 7159
lodging party or agent name ANZ BANK
office, level building name or PO Box no. LEVEL 6
street number & name 100 QUEEN STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03)92736141
facsimile (03)92736142
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	672437	01/07/2002

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ The issue was made under a contract not reduced to writing.

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ The issue was made under written contract.

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ The issue was made under a provision in the company's constitution / replaceable rules.

relevant clauses in constitution and/or replaceable rules

☐ The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.

or

☐ The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority (d/m/y) 27 /06/ 02

summary of the provisions of the relevant resolution or other authority: RESOLUTIONS OF THE SHARES COMMITTEE OF THE BOARD PASSED ON 27/06/02 APPROVING ISSUE OF 672,437 ORDINARY FULLY PAID SHARES TO SHAREHOLDERS IN THE BONUS OPTION PLAN AT RECORD DATE 23/05/02. COPY OF BONUS OPTION PLAN RULES PROVIDED PREVIOUSLY.

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details:

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SEC

sign here [signature] 1/7/02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 1 July 2002

ANZ opens modern branch in Koroit

ANZ today opened a new bank branch in Koroit, providing a modern banking environment offering a full range of financial services in Commercial Road.

The new branch was opened by the Federal Member for Wannon, David Hawker MP and the Mayor for Moyne Shire Council, Cr Brenda Hampson. Also present for the opening were ANZ's Head of Rural Banking Mr Mike Guerin and Branch Manager for Koroit Mr Geoff Harrison.

Mr Harrison, who is also Manager of ANZ's Warrnambool branch, said the branch is the first modern bank for the Koroit community and reflected ANZ's commitment to offer local customers a broad range of options to meet all of their financial needs.

"After the National Australia Bank decided to close in Koroit and Mortlake, a delegation of representatives from Victoria's south-west - led by the Federal Member for Wannon, Mr David Hawker - visited ANZ and made it very clear they would back us fully if we decided to open a branch in Koroit," said Mr Harrison.

"Since we made the decision, the level of support from the community has been nothing short of amazing – from the assistance we received from the Moyne Shire Council in finding appropriate premises, to the local traders association which has been actively promoting the branch," he said.

The Koroit branch will handle all types of customer transactions and enquiries, with staff available to discuss home loans, business lending and investment, financial planning and insurance services.

To celebrate the opening of the branch, ANZ launched a special offer for customers who are considering switching their banking to ANZ Koroit. ANZ will cover the loan approval fee and mortgage switching costs up to a maximum of 0.5% of the value of the loan or $2,000, whichever is lower, for customers who bring their home or residential investment loan across to ANZ by 31 July 2002.

ANZ Koroit branch - managed by Mr Geoff Harrison - is located at shop 174 Commercial Road and is open from 9.30 am to 12.30 pm and 1.00 pm to 4.00 pm on Mondays and Thursdays and from 9.30 am to 12.30 pm and 1.00 pm to 5.00 pm every Friday.

For media enquiries contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,160,006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	1,500 shares at $15.33 each 750 shares at $14.63 each 625 shares at $13.70 each 2,484,694 at $19.24 each 672,437 At Nil Consideration **Total 3,160,006**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2,875 shares issued on exercise of options. 2,484,694 shares issued under Dividend Re-investment Plan 672,437 shares issued under Bonus Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3,160,006 shares 01 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,493,201	Ordinary fully paid
34,207,310	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 01 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

02

Contact

Shareholder Update

www.anz.com

ANZ

-15-

-16-

Contents



Chairman's review

Dear Shareholders

Welcome to the 2002 edition of Contact.

The last six months have been positive for ANZ and once again we have delivered superior results to shareholders while further establishing a sound, strong base for future growth.

The key to good business is not financial success alone. Companies must also be good corporate citizens. ANZ knows that to continue to deliver good results to shareholders, we must not only meet the needs of customers, but must also fully meet our responsibilities to our staff and the community.

ANZ is committed to earning the trust of the community. We realise we are at the start of a long journey and have much still to do, but we are making considerable progress through our giving programs and partnerships with community organisations.

In conjunction with these developments, ANZ has also launched a Customer Charter – explicit benchmarks for the level of service customers should expect. Our progress will be reviewed annually by our auditors and the results published in our annual report.

ANZ has also established the Restoring Customer Faith initiative. This program is designed to radically transform our approach to the business of branch banking. It examines how we can make our services more streamlined, simpler to understand and relevant. To achieve this, we are empowering our staff, giving them a stronger sense of purpose and better opportunities. In short, we are enabling them to think like customers and act like owners.

ANZ's success reflects the efforts of all our staff. Our staff have demonstrated a remarkable commitment and ability to meet targets in a changing environment. ANZ is now a much more dynamic and enjoyable organisation in which to work.

ANZ has made strong progress in the past six months. We have a strong management team and balance sheet and a commitment to customers, communities and staff that we are confident will enable us to continue delivering shareholder value.

Charles Goode

> "The key to good business is not financial success alone."

ALL STAKEHOLDERS KEY TO VALUE CREATION


Community
Shareholders
› EPS double-digit growth
› Cost-income mid 40's
› ROE above 20%
› Distinctive disclosure
Customers
› Restoring Customer Faith
› Simplified accounts and fees
› Customer Charter promises
Our People
› Performance ethic
› Breakout transformation
› Freedom with accountability
› Stretch incentives



Chief Executive Officer's review

I am pleased to report to you our seventh successive increase in half-yearly profit, up 17% on the same period last year with earnings per share up 19%.

This is a very credible first half result particularly in light of the subdued domestic environment, the international recession, the aftermath of September 11, and the unexpected collapse of several large corporations.

For the first time in recent memory ANZ has come through the cyclical downturn with consistent earnings performance, containable loan losses and in a strong financial condition.

This reinforces ANZ is now a very different bank. Our repositioning over the past four years has included a wide range of initiatives to reduce risk, improve performance, reshape our portfolio of businesses and create a high performance culture.

While we still have some way to go, the collective impact of these initiatives is now increasingly evident in the quality and consistency of our financial results.

In the past year, we have seen the rapid and unexpected collapse of several large corporations causing significant credit problems for the banking industry. As a consequence, specific provisions for the half were higher than expected and rose to $366 million.

We have taken steps to mitigate the impact of such circumstances in the future by reducing our single customer concentration limits and increasing our general provision to one of the strongest in the industry. This enhances our capacity to deal with similar issues should they arise.

Earlier this year, we also settled the long-standing litigation with National Housing Bank in India. This enabled us to recover $248 million of the provision we made when ANZ sold Grindlays Bank to Standard Chartered Bank in 2000.

During the half we also experienced an environment of low interest rates and higher economic uncertainty. This impacted our specialist businesses in different ways. Strong consumer confidence supported growth in Consumer Finance, Small Business and Wealth Management. Mortgage growth was reasonable but margins stabilised. Despite subdued financial market activity and lower levels of business investment, our Corporate and Investment Banking businesses generally performed well.

"We are now intent on doing what is necessary to finish the job."

ANZ CEO John McFarlane

All but three of our 16 businesses grew their profits over the past six months and the majority achieved double-digit growth. This demonstrates the strength of our specialised business strategy and the benefits of a diversified portfolio of businesses. It also highlights our caution on risk, our tight cost discipline, management capability and our performance-oriented culture.

At the end of the half, we also announced a wealth management joint venture with ING. This is an exciting strategic development that, in a single move, creates a unique strategic position in this high growth sector and takes us jointly to the number four position in retail funds management in Australia and to the number one position in New Zealand.

Looking forward, our aim is to be in a leadership position in all of our businesses. We have already achieved this in a number of corporate and personal businesses, but we need to achieve higher growth in the others, particularly on the personal side through organic growth, further reshaping of our business portfolio, and through the creation of new growth options.

WE ARE BUILDING A TRACK RECORD OF DELIVERING STRONG FINANCIAL PERFORMANCE



We continue to face the challenge of achieving real balance between the interests of shareholders, staff, customers and the community. It is no longer about promises. It is about urgent and tangible action that demonstrates we put customers first, that we lead and inspire our people and that we are worthy of the community's trust, while meeting your expectations as shareholders.

This is an enormous task. In the recent past we launched a range of initiatives which we believe are now differentiating ANZ in the community:

› simpler, low-cost transaction accounts for everyone
› free transaction banking for customers aged 60 and over
› a Customer Advocate to help prevent and resolve disputes
› a firm stand on rural branch closures
› a Customer Charter making 10 promises to customers on service.

Staff satisfaction is also improving across the board. Almost all our staff are shareholders in ANZ. We believe the calibre of our people, the way we work together and the unique culture we are creating will give us the platform to outperform our competitors.

We know we have much still to do, but we have made substantive progress. We are now intent on doing what is necessary to finish the job. Only then can we stand up and be truly proud of our achievements.

With regard to the immediate outlook, we expect the Australian and New Zealand economies to perform relatively well and for overseas markets to begin to strengthen from their low base. Loan demand is expected to remain reasonably subdued, and rising domestic interest rates are likely to cause a squeeze on mortgage margins, partially offset by an improvement in deposit margins. Loan losses tend to lag the economic cycle and these are expected to remain moderately high, although at levels that are manageable. Expense growth is being managed within the revenue growth rate, which should lead to further improvement in the cost-income ratio.

Our unique strategy, a more favourable environment, our seasoned management team, the strong internal energy at ANZ and our good external momentum should create an environment for continued performance and value creation. Notwithstanding a very strong second half last year, we continue to expect a favourable operating performance in the second half.



JOHN MCFARLANE (LEFT) AND JOHN REEDYK WITH ANZ'S AWARDS. WITH THEM IS GRAHAME MILLER, MANAGING DIRECTOR, ANZ INVESTMENT BANK.

ANZ and ING Joint Venture joins funds management and insurance big league

On 1 May 2002, ANZ and the Dutch ING Group established a Joint Venture, creating a new force in funds management and life insurance in Australia and New Zealand.

This is an exciting development that fills a strategic gap for ANZ in the high-growth wealth management sector.

The Joint Venture, known as ING Australia Limited, is owned 51% by ING Group and 49% by ANZ. Clear governance principles have been established with both shareholders having an equal say in strategic decisions.

Through the move, ING Australia has become a top tier player in the sector, with the number four position in retail funds management in Australia and total funds under management and administration of A$38.4 billion. It has the number one position in retail funds management in New Zealand and a top five position in life risk insurance in Australia.

ING Australia provides an outstanding proposition for customers who can gain access and advice through either ANZ or a network of 6,000 independent professional financial advisers; choose from a wider range of products and services from a specialist provider; and benefit from ING's global investment capability.

ANZ also has an internal goal to triple annual investment inflows by 2005 through aligning distribution with customer needs, expanding its sales force of qualified financial planners and using the improved range of products and investment funds offered by ING Australia.

ANZ's funds management business, ANZ Investments, has been transferred to the Joint Venture with ING Australia valued at A$3.75 billion. ING contributed businesses valued at A$2,874 million and ANZ contributed businesses valued at A$879 million. ANZ made a capital payment to ING, financed from internal resources of A$960 million, reflecting the relative value of the businesses contributed.

> "This is a great partnership for both companies."
>
> JOHN MCFARLANE

Speaking about the Joint Venture, ANZ Chief Executive Officer John McFarlane said: "This is a great partnership for both companies.

"In one move it takes us into the big league in funds management in Australia and New Zealand – we create a sustainable top tier position in wealth management and protection products, access to global investment capability and strengthen our ability to serve customers in the fast-growing funds management and life insurance sectors in Australia and New Zealand.

"By leveraging the complementary strengths of both ANZ and ING the business has the immediate scale, capability and distribution channels to grow strongly and shape the future of the industry over the coming years," he said.

The Joint Venture will provide funds management and insurance products to ANZ's corporate and personal businesses under the ANZ brand and through professional adviser networks under the ING brand. It will outsource investment management activities to ING Group's specialist investment business, ING Investment Management, which will also acquire ANZ's Asset Management business in Australia.

The Chief Executive Officer of the Joint Venture is John Wylie who, since early 2001, was Managing Director of ING's business that became part of the Joint Venture.

Strategic reorganisation

In April, ANZ announced a number of organisational changes to advance the development of its distinctive specialised business strategy.

ANZ flattened its business structure to give greater freedom and development opportunities to its senior business executives. The previous divisions – Personal Financial Services and Corporate Financial Services – have been unwound, together with their infrastructures. The specialised businesses are now grouped under senior segment heads reporting directly to the Chief Executive Officer, John McFarlane.

In addition, a new Management Board has replaced the former Executive Management Committee. This group comprises the CEO and the twelve most senior executives: David Boyles, Greg Camm, Roger Davis, Bob Edgar, Shane Freeman, Elmer Funke Kupper, Brian Hartzer, Peter Hawkins, Mark Lawrence, Peter Marriott, Grahame Miller and Elizabeth Proust.

Staff satisfaction grows

Staff satisfaction at ANZ has increased to 68%, according to the results of the 2002 Snapshot Survey. This compares with a figure of 62% in last year's full Staff Survey, held in July.

The news has been welcomed by ANZ's Chief Executive Officer John McFarlane who thanked staff for having their say and committed the organisation to action on the feedback. "There have been positive increases in all survey categories, which confirms we are making excellent progress towards becoming a high-performing organisation," said John McFarlane.

"A highlight for me is the number of people recommending ANZ as a place to work has increased from 52% to 63%," he said.

About 72% of staff responded to the snapshot survey, compared with 70% last July.

OUR CULTURE IS CHANGING DRAMATICALLY – IMPROVEMENT IN ANZ VALUES.


IN
Maintained
Cost reduction
Shareholder value
Results driven
Profit
Low risk
Goals orientation
OUT

STAFF SATISFACTION SURVEY


80
70
60
50
40
30
20
10
0
Overall satisfaction with ANZ
Recommended ANZ as a place to work
1999
2000
2001
2002

John McFarlane – Banker of the Year

Chief Executive Officer, John McFarlane has been named **Banker of the Year** by INSTO magazine.

The CEO received his award at a special ceremony in Sydney during February. ANZ's unique strategy to separate the bank into 16 specialist business units and its consistent financial performance were key factors in the award.

Interviewed later, John McFarlane said: "I believe building a great company is about building great businesses and then linking them together. What we're trying to do is unleash the potential of some very talented people by giving them a lot of freedom to take their businesses where they've got to go."

When INSTO asked for nominations for Banker of the Year, the heads of investment banks in Australia were almost unanimous in their vote for John McFarlane.

ANZ received another INSTO distinction award when it was named Foreign Exchange House of the Year. The award was accepted by John Reedyk, Head of Foreign Exchange Sales.

INSTO magazine is a prestige Australian publication for senior management working in finance and capital markets.

John McFarlane was also named **Best Financial Services Executive** at the 2002 Australian Banking & Finance Awards on 21 May 2002.

> "This is an award for my friends and colleagues at ANZ – 30,000 of them. And on their behalf, let me thank everyone for voting for us. It's terrific and we're absolutely delighted to collect the award."
>
> JOHN MCFARLANE





John and his first Local CEOs. From left: Graham Hunt, Nesan Naidoo, Ian Walker, Paylene Carnie, John McFarlane, Joe Farrugia, Michael Blair-West, Greg Lister, Glenn Bowring, Danny Dinicolo

Introducing our new Board member

ANZ's Board has a new Director – Mr David Gonski.

Mr Gonski is Chairman of Coca-Cola Amatil Limited and a Director of Westfield Holdings Limited (Group) and John Fairfax Holdings Limited. He is Chairman of the National Institute of Dramatic Art, Investec Australia Limited, the Australia Council and the Taxation Working Group of the Prime Minister's Community Business Partnership. Mr Gonski is also President of the Board of Trustees and The Art Gallery of New South Wales.

Announcing Mr Gonski's appointment, Mr Goode said: "We are delighted to have someone of Mr Gonski's calibre on the Board. As a director of a number of leading companies he brings valuable financial skills and a broad range of business experience to ANZ."

Mr Gonski is also on the Board of the ANZ/ING Joint Venture.

World-Class Risk Management practice

ANZ's Chief Risk Officer Mark Lawrence has been named global Risk Manager of the Year for 2002.

The award, from Risk Magazine, acknowledges the lead ANZ has taken in its approach to tackling operational risk.

"It's wonderful to have this kind of recognition for the work we have pioneered here at ANZ. And it's great recognition for ANZ on the international stage," said Mark. Under Mark's guidance, ANZ has developed a series of unique operational risk scorecards for each of its 16 business units.

The scorecards cover 13 categories including fraud, technology failure, legal disputes and the actions of governments and regulators. ANZ's scorecard approach came to world attention last year when it was recognised by the Basel Committee of the Bank for International Settlements.

> "It's wonderful to have this kind of recognition for the work we have pioneered here at ANZ."
>
> Mark Lawrence

Restoring the faith of our customers and staff

In July 2001, ANZ began work on an initiative called Restoring Customer Faith, designed to radically transform our approach to the business of branch banking. The Restoring Customer Faith program is about unleashing the energy and creativity of ANZ's people to create a distinctive and growing branch banking business that regains the trust of the community and the life-long loyalty of our customers.

As a first step, the Restoring Customer Faith team listened to suggestions from our frontline people. They also looked at successful financial and retail organisations around the world.

The team then adapted these best practice ideas for ANZ's branch network, and came up with a unique model that resembles an internal 'franchising' operation. ANZ has been trialing this model in a pilot market in Doncaster, Melbourne, since October 2001, and already we've seen some very encouraging growth in sales performance, customer retention and staff satisfaction.

The branch network in Australia and New Zealand is now being converted to the Restoring Customer Faith model, starting in Victoria.

Under the new model, the network is broken up into clusters of branches, known as "Local Markets". A "Local CEO" is appointed to run each Local Market as his/her own business – developing and implementing a business plan based on local needs and sharing in the rewards of success.

The goals of the program are simple:

1. ANZ will be the first bank to restore customer faith in Australia in a special, non-replicable way
2. ANZ will grow faster than any consumer financial services business in Australia
3. These things will happen because our staff will take ownership of the business

TRANSFORMING THE PERSONAL CUSTOMER EXPERIENCE


Taking Specialisation to the frontline
Restoring Customer Faith
Provide fearless, front-to-back service
Formalise a working deposit strategy & product

As part of the program, ANZ identified specific business issues from a variety of stakeholders:

CUSTOMERS
Restore faith in ANZ ...

- Make me feel valued and important
- Make the branch a pleasant place to be
- Reduce the queues and 'stuff-ups'
- Empower branch staff to develop a real, personal relationship with me
- Simplify the product range and provide value for money on fees

SHAREHOLDERS
Build a self-perpetuating growth engine ...

- Recognise the branch network as a strategic asset that contributes to sustainable organic growth
- Keep more customers and get more business from them
- Attract new customers
- Regain the respect of the community

STAFF
Action as well as words ...

- Adjust staffing levels to ensure we can meet the demand of our customers at all times
- Give us better training and recognition
- Shift power from Head Office to the frontline
- Remove the obstacles to meeting our customers' needs – help us to get it right for the customer first time
- Provide us with customer data and sales tools so we can deepen our customer relationships and engage more closely with our community

Together with the Restoring Customer Faith team, ANZ's Local CEOs will introduce new initiatives that will address these issues – such as:

- **Adjusting the staffing model** – Local CEOs will be able to make adjustments to cover training and sick leave.
- Introducing a **Service Quality Champion** – a new role to focus on achieving fantastic service levels across the Local Market.
- **Building closer relationships with customers** through customer nights, feedback groups, better Management Information Systems (MIS) and the use of sales tools and customer information.
- **Providing better, more co-ordinated training and accreditation.**
- **Working with Wealth** – client advisers and wealth specialists will work closely with the Local Market team to provide seamless service to high value customers.
- **Re-orienting Head Office** to make it work for the Local Market, not the other way around! We are determined to get this right.
- **Refurbishing the branches** – 'doing up' the run-down branches to create a more pleasant physical environment for our staff to work in and for our customers to visit.

In the words of Satyendra Chelvendra who heads up Restoring Customer Faith, ANZ is aiming to have "the soul of a small business and the muscle of a big business" – and ultimately, 1 million new customers by 2005.

ANZ's Customer Charter

In October 2001, ANZ launched its Customer Charter. The Customer Charter is ANZ's commitment to provide our customers with a better level of service.

The Customer Charter was developed using feedback from customers, the community, shareholders and staff. It focuses on the service elements they told us were important to get right:

› Simple, fast account opening
› Access to services
› Privacy
› Plain language communication
› Complaint resolution

An expanded Customer Charter was launched on 30 April, 2002 which adds to existing promises:

New simple accounts, fees and charges promises:

› New simple Fees and Charges booklets for consumer and small business customers will be available in branches
› Loan comparison tool available for Home Loans on anz.com
› Not charging a monthly fee on standard variable rate Home Loans
› Fees and Charges booklets to be reviewed half yearly (October & April) unless required otherwise by law

New branch queue waiting time promises:

› Commitment to aim to serve customers within five minutes
› Some Victorian branches will extend normal trading hours to better suit customer needs

Our Customer Charter focuses on the service elements customers told us were important to get right.

New phone service waiting times promises:

› Commitment to aim to answer all calls within one minute on the 13 13 14 enquiries phone service and the 13 22 73 Credit Card enquiries phone service
› Customers will also be advised of the expected wait time if it is likely to take longer than 30 seconds

New building relationships with the community promises:

› Commitment to contributing to the communities to which we belong
› Maintaining our banking presence in the rural communities we are currently servicing
› Unlimited fee-free transactions for customers aged 60 and over from their personal transaction account
› 15 fee-free ANZ transactions and no monthly fee for Centrelink payment recipients and health care cardholders
› Paid leave for staff who volunteer for community service

There will be an external audit of performance against the Customer Service Charter promises and this will be published in October 2002.

Committed to earning the trust of our communities and customers

At ANZ we understand the importance of connecting with our community. We appreciate that establishing real links is not just about making promises. It's about urgent and tangible action that demonstrates we put customers first and are worthy of the community's trust. We aim to be the bank with a human face and a valued member of the communities in which we work.

And while we work on accomplishing this aspiration ANZ continues to face the challenge of achieving real balance between the interests of our shareholders, staff, customers and the community.

Earning the trust of the community is an enormous task. We acknowledge we are at the start of a journey and have much still to do, but we have made substantive progress through our community giving programs and partnerships with community organisations.

We are intent on doing what is necessary to earn the trust of the community. Only then can we stand up and be counted by those who count – our communities, customers, shareholders and staff.

We are intent on doing what is necessary to earn the trust of the community.

ANZ Community Fund

ANZ recently announced the pilot launch of the ANZ Community Fund. The ANZ Community Fund is a unique initiative that gives our people in the branches the opportunity to contribute to their local community and establish relationships beyond their day-to-day interactions with customers.

ANZ's District and Rural Market Managers and Local CEOs will have access to a pool of funds which they can distribute to local community projects. These Managers, together with their local teams, can identify worthy projects to support through proactively working with community organisations and groups and allocate funds in a straightforward non-bureaucratic way.

The program is being piloted in four locations before being rolled out nationally later this year.

Talking about the initiative, Chief Executive Officer John McFarlane said: "I'm proud of this program because it has the capacity to make a real difference to people from all walks of life throughout Australia."

Volunteering

In July 2001, ANZ introduced its volunteering program – paid leave for all staff who wish to volunteer service to the community. The move is part of an effort by ANZ to develop a culture that values providing services to the community while acknowledging staff already volunteering in the community. ANZ provides a full day's paid leave per year for staff volunteering in their community.

The program has been a resounding success and extremely well received by staff and the community. Across Australia and New Zealand, staff have contributed 4,000 volunteer hours to our local communities. And the count continues to rise ...


ANZ
Volunteer-o-meter
1000 HOURS
2000 HOURS
3000 HOURS
4000 HOURS
5000 HOURS
MORE

ANZ's Volunteer-O-Meter ... counting the number of ANZ volunteer leave hours contributed to communities across Australia and New Zealand.

Credit Helpline

One of ANZ's major community partners is Credit Helpline – a not-for-profit company that provides free and independent telephone advice to Victorian consumers who have credit or debt problems. In addition to providing Credit Helpline with financial support, ANZ recently donated computers which were used by ANZ staff to set up new networks, an email system and a new website.

Credit Helpline provides accurate specialist information on: consumer credit and debt problems; credit cards and sales; loans and mortgages; recent consumer credit cases; and topical issues in consumer credit. As well as telephone advice and referral, Credit Helpline undertakes some research for callers and advises on contracts received from callers by fax or mail.

Credit Helpline provides free and independent telephone advice to Victorian consumers who have credit or debt problems.

Foundation for Rural and Regional Renewal

The Foundation for Rural and Regional Renewal (FRRR) encourages partnerships between rural and regional communities, philanthropy, and helps government and business to identify, fund and implement projects that will reinvigorate rural areas.

ANZ is in the third year of an $800K commitment to the FRRR. In previous years ANZ's contribution has helped make numerous youth development programs possible including the national 'Youth at the Centre' program, the 'Lead On – Real Life Regional Leaders' project in Victoria and 'The Hyden Youth Place' project in Western Australia.

An affiliation with FRRR is another way ANZ demonstrates its commitment to the long-term development and sustainability of rural Australian communities.

Foodbank Australia

Foodbank Australia is a national network of not-for-profit agencies that accept donations of food and distribute them to charities, helping feed over 20,000 people a day. ANZ has been a major supporter of Foodbank for a number of years and in 2000 pledged a $1 million grant over five years.

However, our support goes beyond a financial contribution. It also includes staff involvement through regular volunteering around the country and providing professional expertise by having senior executives on the National and State Foodbank Boards.

Claudine Bitar (far left) with fellow members of her State Emergency Services Crew



Bushfires bring volunteering opportunity

Claudine Bitar put her ANZ volunteer leave to good use when she went fire-fighting in New South Wales. Claudine was called out to a national park in the suburb of Heathcote where she spent a long day checking for spot fires and ensuring there was no threat to properties of nearby residents. The following week she was sent to the Sydney Police Centre in Darlinghurst to take calls on the Fire Hotline from 7pm to 7am.

Claudine then spent one weekend working in operations at the Wollondilly Rural Fire Station, answering calls from firefighters, residents, media and local government officials. At ANZ, Claudine works in Portfolio Management for Small to Medium Business.

"I am grateful ANZ was able to offer me volunteer leave. It's important to me that I could put back some time and assistance in our community in a time of crisis."

Claudine Bitar

ANZ reduces fees on personal bank accounts

In February, ANZ launched two new transaction banking accounts providing customers with lower fees and easy-to-understand fee structures.

Access Advantage Account

ANZ Access Advantage Account is an ideal way for "high transactor" customers to manage their money.

For a low $5 monthly service fee, it provides unlimited transactions through all ANZ channels: branches, ATMs, via EFTPOS, or by Phone and Internet Banking. It also provides customers with the option of an overdraft facility, chequebook facility and the ability to link their Access Advantage account to other ANZ accounts.

Children, students and customers over 60 will receive fee waivers on the monthly service fee.

Access Select Account

ANZ Access Select Account is ideal for customers who do not make a lot of withdrawals. It has no monthly account service fee, and provides customers with six free withdrawals per month at ANZ ATMs, through EFTPOS or via ANZ Phone Banking. It also provides customers with unlimited free ANZ Internet Banking transactions. Plus, there's the option of an overdraft and chequebook facility and the ability for customers to link their Access Select account to other ANZ accounts.

ANZ's previous range of transaction accounts – Access Flexible, Value and Simplicity, and Personal Cheque accounts – are currently being phased out. ANZ's Access Deeming and Access Basic accounts are still available.

ANZ's new Access Accounts are supported by a range of specialist savings accounts including ANZ Progress Saver, term deposits and the ANZ V2 Plus Cash Management account.

Important dates for shareholders

Date	Event
1 July 2002	2002 Interim Dividend Payment
24 October 2002	2002 Annual Results Announced
31 October 2002	2002 Final Dividend Ex-Dividend Date*
7 November 2002	2002 Final Dividend Record Date*
18 November 2002	2002 Final Dividend Declared
13 December 2002	2002 Annual General Meeting (Perth) & Final Dividend Payment

* These are indicative dates

Handy contacts

Share Registry

Australia
Level 12
565 Bourke Street
Melbourne VIC 3000
Australia
Tel: 1800 11 33 99
Fax: +613 9611 5710
anzshareregistry@computershare.com.au

New Zealand
Private Bag 92119
Auckland 1020
New Zealand
Tel: 0800 174 007 or +64 9 488 8700
Fax: +649 488 8787
Investor Enquiries: +64 9 488 8777

United Kingdom
Tel: +44 870 702 0000

ANZ

Registered Office
Level 6
100 Queen Street
Melbourne VIC 3000
Australia
Tel: +613 9273 6141
Fax: +613 9273 6142

Investor Relations
Level 20
100 Queen Street
Melbourne VIC 3000
Tel: +613 9273 6466
Fax: +613 9273 4899
investor.relations@anz.com



Perform Grow and *Breakout*

European Roadshow
Briefing Pack

Australia and New Zealand Banking Group Limited
July 2002

grow with ANZ

Outline

Perform
- Interim result highlights

Grow
- Organic out-performance
- Portfolio reshaping
- Transformational moves

Breakout
- Cultural change

Repositioning, then new momentum


$m
8000
7000
6000
5000
4000
3000
2000
1000
0
-1000
Revenue (LHS)
Expenses (LHS)
Provisions (LHS)
Profit (LHS)
TSR (RHS)
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Mar-02*
1200
1000
800
600
400
200
0
Value of $100 invested in 1992

* Mar-02 annualised

We are building a track record of delivering strong financial performance


NPAT*
$m
1100
1000
900
800
700
600
500
400
Mar-99
Mar-00
Mar-01
Mar-02
$1,050
CAGR
16%
ROE
%
24
22
20
18
16
14
12
21.6%
Cost Income Ratio
56
54
52
50
48
46
44
42
46.5%
EPS & Dividends
65
55
45
35
25
15
66.3
39.0
EPS
DPS
ANZ

*Sep 00 – adjusted for discontinued businesses

Most businesses recorded good profit growth on prior March half

	Mar-02	Mar-01	Change
Personal Banking Australia	129	131	-1%
Mortgages	115	108	6%
Institutional Banking	113	95	20%
Wealth Management	80	58	38%
Consumer Finance	79	40	98%
Transaction Services	75	66	14%
Corporate Banking	68	61	11%
Small Medium Business	68	55	22%
Treasury	63	26	142%
Asset Finance	49	45	10%
Personal Banking NZ	46	46	1%
Pacific/Asia Consumer	43	28	51%
Foreign Exchange	41	42	-2%
Corp Financing & Advisory	41	38	8%
Structured Finance	41	39	6%
Capital Markets	31	24	32%


NPAT $m
NPAT increase
NPAT decrease
0
50
100
150
2nd half NPAT

ANZ

Consumer portfolio healthy, corporate portfolio impacted by fallen angels

Consumer Arrears > 60 days


%
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Small Business
Mortgages
Cards & Personal Loans
Personal - Overall
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02

March 2001 ratings for First Half 2002 new corporate non accrual loans


B + to B
4%
B - to CCC
10%
BB + to BB
2%
BBB to BBB
-
12%
> BBB
73%

ANZ

Housing – not expected to cause significant credit quality problems


Forecast
House Prices (LHS)
Mortgage Rates (RHS)
Unemployment (RHS)
45
40
35
30
25
20
15
10
5
0
-5
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
18
16
14
12
10
8
6
4
2
0
-2

Fitch : "*Unemployment growth is the strongest cause of default. Rising interest rates a second major stress*"

Historical mortgage loan loss rate 2-3 basis points

ANZ

Our Growth Agenda

grow with ANZ

Our growth agenda – three drivers for sustainable growth

Organic out-performance

- Extend specialisation
- Grow customer numbers
- Increase share of wallet
- Drive productivity

Portfolio reshaping

- Invest in high growth areas
- Build specialist capabilities
- Exit weak positions
- Risk reduction

Transformational moves

- Step changes in positioning
- Creating new growth options
- Proactively shaping industry

Our targets

- Revenue growth materially higher than expense growth
- Take business units to sustainable leadership positions
- Build a range of strategic options

ANZ

Taking specialisation deeper into the portfolio

Further specialisation will unleash substantial energy

- 200 businesses, 200+ terrific jobs
- Strategic corporate centre
- Flatter organisation, less bureaucracy


CEO
4 people between the CEO and the front line
Sales consultant


~100 local markets
Wealth
Personal Banking
ANZIB
Asset Finance
Group & Operational Leadership
Mortgages
Small Business
Consumer Finance
Corporate Businesses
Industry segments

ANZ

Transforming the personal customer experience

Taking Specialisation to the Frontline

- **Approximately 100 local market-based businesses**
- **Local Market Managers** - Local CEOs
- **Create autonomy to set local strategies**
- **An ownership culture among staff** – 'Think like a customer, act like an owner'



Restoring Customer Faith
Provide Flawless, Front-to-Back Service
Transform into Customer-Led Organisations
Have Smart, Well-Located Branches
Regain The Faith of Our People
Formulate a Winning Deposit Strategy & Product
Break into a portfolio of customer businesses


Encouraging results from Restoring Customer Faith pilot
Customer Satisfaction with Branch experience
9.0
8.5
8.0
7.5
7.0
6.5
6.0
Control
Pilot
%
Staff satisfaction
100
90
80
70
60
50
40
30
20
10
0
Victoria
Pilot
Account Growth
2.0%
1.5%
1.0%
0.5%
0.0%
Pilot
Victoria
Sep-01 Nov-01 Jan-02 Mar-02
Index
FUM
110
108
106
104
102
100
98
Victoria
Pilot
Sep-01 Nov-01 Jan-02
Page 12

Acquiring more customers...

Initial product success has driven customer growth


Customers (m)
4.3
4.1
3.9
3.7
3.5
3.3
3.1
2.9
2.7
2.5
Mar-98 Mar-99 Mar-00 Mar-01 Mar-02

- **Cards account for more than 50% of new customers**

Broadening sources of customer acquisition

- **Restoring Customer Faith delivering a distinctive experience for customers**
  - Reduce churn
  - Attract customers
- **Leveraging ING JV in Wealth**
- **Whilst enhancing leadership in Cards and regaining momentum in Mortgages**

Target

1 million new customers

ANZ

...and winning more business from each customer

Personal Businesses

Leveraging CRM



Example
Growth in FUM for WM customers, Sep 01 to Feb 02
%
15
10
5
0
Control Group
CRM Group

Corporate Businesses

Wall Street to Main St*



Index
170
150
130
110
90
70
50
100
29
Traditional Income
21
Wall St to Main St
8
Other
158
Mar-00
Mar-02

- Extend our NIACC expertise into our personal businesses and small business
- Leverage our JV with ING to grow sales of wealth products
- Increasing sales force numbers and effectiveness

NIACC – Net Income After Capital Charge

* NIACC indexed to base of 100

ANZ

Continuous productivity improvement provides capacity to reinvest in growth


Cost leadership...
CTI %
65
60
55
50
45
40
NAB
CBA
WBC
ANZ
Target
Mid 40's
1997
1998
1999
2000
2001
Mar-02

...with more to come

- Further expansion of straight through processing
- Re-engineering processes from a customer perspective
- Outsourcing or partnering with best practice providers

Our growth agenda – three drivers for sustainable growth

Organic out-performance

Portfolio reshaping

- Invest in high growth areas
- Build specialist capabilities
- Exit weak positions
- Risk reduction

Transformational moves

ANZ

Historically, we had a number of weak positions...


Market Attractiveness
High
Low
Weak
Strong
Mid 90s
ANZ Position
Wealth
Mortgages
Small Bus
Consumer Banking
Emerging Mkts trading
Principal Equities Trading
Grindlays
Stock Broking
GCM
GFX
Cards
GTS
GSF
C&IB
Pacific
Asset Finance

- Earnings from volatile country markets
- Exposure to non-core business with limited capability
- Poor understanding of risk positions
- Poor capabilities in some core domestic markets
- Strong corporate business, resulting in portfolio being skewed toward corporate assets

...which we are dealing with to build an improved, more sustainable portfolio



Source of profit - today
High
Low
Market Attractiveness
5 - 10%
15 - 20%
25 - 35%
35 - 45%
Wealth
Small Bus
Cards
Consumer Banking
Mortgages
ANZIB
Corporate
Asset Finance
Weak
Strong
Current ANZ Position



Source of profit ~2005
High
Low
Market Attractiveness
5 - 10%
< 10%
~80%
Weak
ANZ Position
Strong

ANZ

Our JV with ING creates a unique strategic position in a high growth sector

Bringing together complementary strengths

ANZ
- Large distribution network
- High value customer base
- Untapped opportunity
- Specialist approach

ING
- Global capabilities
- Brand & investment strength
- Strong adviser networks
- Bancassurance, JV expertise

- **Outstanding customer proposition**
- **Top 4 position in retail FUM**
- **Top 5 position in life insurance**
- **Strong platform for growth**


Sources of FM revenue to JV partners
ANZ
Joint Venture
ING Investment Management
Bank distribution
Equity owned adviser networks
Product manufacturing & administration platforms
Investment management
Up to 100 bps
Up to 15 bps
60-120 bps
Typically 10-30 bps
100%
49%
51%
100%
Margin to ANZ
Margin to ING
Note: principle of arms length/market based pricing for all commissions
Margins are indicative only and vary by product
Page 20
ANZ

A Breakout Culture

grow with ANZ

Three critical enablers distinguish ANZ


Specialisation
Execution
Breakout Culture
Organic out-performance
Portfolio reshaping
Transformational moves
ANZ

Our people are engaged



Staff satisfaction survey
1999
2000
2001
2002
80
70
60
50
40
30
20
10
0
Overall satisfaction with ANZ
Recommend ANZ as a place to work

ANZ

Strong governance

- 8 member board, with CEO only executive director
  - Non-executive directors are neither substantial suppliers or customers, or past ANZ executives
  - Non-executive Chairman
- Corporate governance policy in place dealing with audit conflicts
  - ANZ's auditor may not provide non-audit services, except in specific circumstances and following approval by the audit committee
- A history of market leading disclosure and transparency
- Executive remuneration biased towards long-term rewards
  - Bonuses principally in the form of deferred shares
  - Incentive to create long term, sustainable value

ANZ

Overview

- Strong result in challenging environment
- Clear growth agenda
  - Organic out-performance
  - Portfolio reshaping
  - Transformational moves
- Distinctive strategy
  - Specialisation
  - Superior execution
  - Breakout culture
- Positive second half outlook

Targets affirmed

- EPS growth > 10%
- ROE > 20%
- CTI – mid 40's
- Maintain AA category

ANZ


www.anz.com

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Philip Gentry
Head of Investor Relations

ph: (613) 9273 4185 fax: (613) 9273 4091 e-mail: gentryp@anz.com

Additional Financial Information

ANZ

A good result, driven by non-interest income


$m
1,100
1,000
900
975
Interest Income 11
Non Interest Income 76
Expenses (25)
Provisioning (11)
Tax 40
1066
Net one-offs (16)
1050
2H 2001
1H 2002 Before one-offs
1H 2002 Reported

ANZ

Mortgages continues to drive lending growth


Average Net Loans & Advances*
$b
70
60
50
40
30
20
10
0
Mar-01
Sep-01
Mar-02
CBB
ANZIB
Mortgages#
Asset Finance
Cards, SME, Personal


Lending mix
100%
80%
60%
40%
20%
0%
1991
Mar-01
Mar-02
Consumer
Corporate

- No securitisation during half, reflecting healthy deposit growth
- Corporate will be given some additional capacity to grow balance sheet within domestic markets

* Business Unit NLAs > $10b, includes acceptances

\# net of securitisation

ANZ

Interest margins stable


Interest Margins
%
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
-
3.93
3.74
3.23
3.15
3.06
2.97
2.85
2.85
2.83
2.77
2.77
2.75
2.25
2.33
2.22
2.34
1.21
1.24
1.29
1.34
1.16
1.10
1.22
1.18
Sep-00
Mar-01
Sep-01
Mar-02
Corp Bkg Bus
Mortgages
Personal
ANZIB
Asset Fin
Group


Cash v 90 day bills
%
5.20
5.00
4.80
4.60
4.40
4.20
4.00
3.80
Cash
90 Day
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02

ANZ

Income drivers – non interest income up 14 % on prior March half

Non-interest income


Other
MoS
FX &
Trading
Other Fees
Lending
Fees
32
86
205
539
378
48
104
206
566
409
97
85
217
593
417
Mar-01
Sep-01
Mar-02

- Lending fee growth reflects ongoing focus on fee growth in corporate businesses
- Other fee income driven partly by volume related increase in card merchant fees

"Other" income


48
3
21
24
97
13
35
49
Sep-01
Mar-02

- Panin equity accounting
- TrUEPrS swap – fixed receive US$ swap to convert preference dividends into floating rate
- Other: higher commissions, asset write-offs in Sep 01, private equity revenue

ANZ

Cost income ratio on track to meet target of mid 40's


$m
2200
2000
1800
1600
1400
1200
1000
CTI (%)
70
65
60
55
50
45
Expenses
CTI
46.5
Sep-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02

- Reduction in Cost Income ratio driven by revenue growth **and** cost control
- Approximately $68m of restructuring provision spent in half
- On track for mid 40's target

ANZ

Provisioning charge reflects prudent management


ELP Charge
$m
bp's
350
300
250
200
150
100
50
0
80
70
60
50
40
30
20
10
0
258
252
256
246
241
290
301
45
42
40
36
35
42
42
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar 02

- ELP charge adjusts in line with changing risk profile
- Prudent to allow for potentially higher expected defaults in our provisioning
- The ELP charge has been affected by the implementation of a new methodology which has enhanced our measurement of credit risk and recognises recent experience

ANZ

Revised capital management targets

...following consideration of the impact of the ING JV, the increasing focus by ratings agencies on adjusted common equity (ACE) and APRA's proposed conglomerate changes:

Previous

- Target ratios: Inner Tier 1- 6%, Tier 1-7%
- Book capital at least equal to economic capital
- Sufficient capital for AA category rating
- Comparable with competitors
- Reduced cost where possible

Revised

- ACE/RWA 5.25-5.75%
  - March 02 6.3%
  - March 02 ING JV proforma 5.7%
- Book capital at least equal to economic capital
- Sufficient capital for AA rating

ANZ

ANZ's adjusted common equity to RWA in line with peer average


8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Peer Average
ANZ (Sep-01)
ANZ (Mar-02)
ANZ (Mar-02 + JV)
NAB
CBA
WBC
SGB
BSCO
Abbey
Barclays
HSBC
RBC

Notes

- Excludes mortgage servicing rights.
- Calculation excludes the fact that the Australian banks' GP/RWAs is approx. 40bp higher than the average of the UK and Canadian banks.

Outlook for second half

- Australian economy to perform relatively well with overseas markets coming off their recent weakness
- Loan demand is expected to remain reasonably subdued
- Rising interest rates likely to pressure net interest margins in Mortgages, partially offset with gains in Personal Banking
- Specific provisions expected to remain moderately high as we work through the economic cycle
- Cost growth rate lower than revenue growth rate with resultant improvement in cost-income ratio
- Second half outlook expected to be favourable notwithstanding very strong similar period last year

Additional Credit Quality Information

ANZ

Overall credit quality position is sound

Historic


$m
1800
1500
1200
900
600
300
0
Gross Non-Accrual Loans (LHS)
Non-Accrual Loans/ Loans & advances (RHS)
1662
1543
1391
1260
1357
900
657
699
770
833
1.5%
1.0%
0.5%
0.0%
1998
1999
2000
2001
Mar-02

GP/RWA's


%
1.20
1.15
1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.70
GP after special provision
GP before special provision
1.14
0.96
0.96
0.88
1.05
ANZ Mar-02
ANZ Mar-02
CBA Dec-01
NAB Sep-01
WBC Sep-01

Specific provisions in most businesses lower than expected losses



Specific Provisions
Mar 02 v Sep 01
GFX
CF&A
SME
Mortgages
Personal
GSF
Asset Finance
CBB
Consumer Finance
0
50
100
150
$m
Lower SP
Higher SP



$m
SP's v ELP
Mar 02
SP
ELP
180
160
140
120
100
80
60
40
20
0
GFX
CF&A
SME
Mortgages
Personal Banking
GSF
Asset Finance
CBB
CF



$m
SP's v ELP
Sep 01
SP
ELP
180
160
140
120
100
80
60
40
20
0
GFX
CF&A
SME
Mortgages
Personal Banking
GSF
Asset Finance
CBB
CF

Specific provisions impacted by a single corporate collapse


Provisions
$m
$bn
Single customers
400
350
300
250
200
150
100
50
0
Mar-98 Sep-98 Mar-99 Sep-99 Mar-00 Sep-00 Mar-01 Sep-01 Mar-02
Net specific provisions - $m (LHS)
Average net lending assets - $b (RHS)
ELP charge - $m (LHS)


Mar-02 Specific Provisions by size
< $5m
1 customer
>$100 m
3 customers
$10m - $20m
4 customers
$5m - $10m

- Only 4 customers with specific provisions greater than $10m
- Excluding Enron, specific provisions declined 42%

ANZ

Consumer portfolio continues to improve


%
Arrears > 60 days
Small Business
Mortgages
Cards & Personal Loans
Personal - Overall
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02

Delinquency levels have improved, driven by:

- Improved collections processes and procedures
- Continued focus on early identification and management of poor performing loans
- Interest rates remain low
- Stable employment and economic conditions

ANZ

Fallen angels - 85% of new non-accruals were investment grade 12 months ago

March 2001 ratings for First Half 2002 new corporate non accrual loans


B + to B
4%
B - to CCC
10%
BB + to BB
2%
BBB to BBB -
12%
> BBB
73%

- Speed of collapse difficult to model
- We will continue to diversify the portfolio
- Single customer concentration limits reduced further
- Increased returns required on undrawn lines and off balance sheet commitments in EVA models

ANZ

Three main problem loans - no industry wide factors apparent

Non-accrual loans by size


< $5m
$5m - $10m
8 customers
13 customers
$10m - $20m
6 customers
$20m - $50m
2 customer
$50m - $100m
2 customers
> $100m

Non-accrual loans by industry


Transport & Storage
Other
Retail Trade
Mining
Finance
Utilities
Manufacturing
Wholesale Trade

ANZ

UK mortgage market



40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
1987
1989
1991
1995
1997
1999
2001
House Prices (LHS)
Mortgage Rates (RHS)
Unemployment (RHS)
20
15
10
5
0
-5

Fitch : *"Unemployment growth is the strongest cause of default. Rising interest rates a second major stress"*

ANZ

Group risk grade profile remains strong

Gross Lending Assets



$114.6bn
$126.5bn
$134.9bn
$141.8bn
$142.9bn
AAA to BBB+
BBB to BBB-
BB + to BB
BB-
> BB-
14.8%
41.5%
19.2%
17.3%
7.2%
16.2%
45.3%
15.8%
17.3%
5.4%
16.2%
49.7%
14.6%
15.6%
3.9%
16.0%
51.4%
15.0%
13.7%
3.9%
13.7%
53.9%
14.7%
14.0%
3.7%
Sep 1998
Sep 1999
Sep-2000
Sep-2001
Mar-2002
ELP (bps)
45
43
38
38
42

>BB- = B+, B, B-, CCC & non-accrual

ANZ

Risk profile of Corporate is within expectations and remains sound

Corporate risk grade profile


$48.7bn
$55.0bn
$57.7bn
$56.7bn
$53.7bn
AAA to BBB+
BBB to BBB-
BB + to BB
BB-
> BB-
38.4%
38.4%
38.8%
37.6%
35.3%
26.4%
26.8%
27.4%
27.8%
30.1%
18.2%
19.4%
20.4%
21.3%
20.9%
11.7%
11.7%
9.3%
8.4%
8.7%
5.3%
3.7%
4.1%
4.9%
5.0%
Sep-99
Sep-00
Mar-01
Sep-01
Mar-02

>BB- = B+ B, B-, CCC & non-accrual

The Australian and New Zealand risk profiles remain stable


Australia
New Zealand
$104.3bn
$106.2bn
$107.6bn
$110.4bn
$16.3bn
$17.8bn
$18.1bn
$18.3bn
AAA to BBB+
15.8%
12.1%
10.9%
9.5%
18.6%
14.8%
16.0%
16.3%
BBB to BBB-
52.0%
54.5%
55.2%
57.6%
54.1%
56.9%
55.1%
53.9%
BB+ to BB
13.8%
15.1%
15.6%
14.9%
9.7%
10.4%
10.7%
11.2%
BB-
15.1%
15.0%
15.1%
14.9%
13.6%
13.8%
13.3%
14.3%
Sep-00
Mar-01
Sep-01
Mar-02
Sep-00
Mar-01
Sep-01
Mar-02
B+ to CCC
2.7%
2.5%
2.5%
2.5%
3.7%
3.7%
4.5%
4.1%
Non-accrual
0.6%
0.8%
0.7%
0.6%
0.4%
0.5%
0.4%
0.2%

ANZ

The International profile has been affected by a small number of large downgrades


International
$14.3bn
$16.9bn
$16.1bn
$14.3bn
AAA to BBB+
50.2%
49.2%
47.6%
42.0%
BBB to BBB-
16.4%
18.9%
21.8%
25.5%
BB+ to BB
15.0%
16.3%
15.7%
17.7%
BB-
8.9%
8.6%
8.3%
7.1%
Sep-00
Mar-01
Sep-01
Mar-02
B+ to CCC 4.8% 4.5% 4.2% 3.2%
Non-accrual 4.8% 2.4% 2.4% 4.5%

ANZ

Industry exposures – Australia & NZ


Lending Assets (AUDm)
% of Portfolio (RHS scale)
% in CCR 7D-8G (RHS scale)
% in CCR 9-10 (RHS scale)
Health & Community Services
2.0bn
1.5bn
1.0bn
0.5bn
0.0bn
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Sep-99 Sep-00 Sep-01 Mar-02
Cultural & Recreational services
2.0bn
1.5bn
1.0bn
0.5bn
0.0bn
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Sep-99 Sep-00 Sep-01 Mar-02
Forestry & Fishing
1.0bn
0.8bn
0.6bn
0.4bn
0.2bn
0.0bn
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Sep-99 Sep-00 Sep-01 Mar-02
Mining
3.0bn
2.5bn
2.0bn
1.5bn
1.0bn
0.5bn
0.0bn
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Sep-99 Sep-00 Sep-01 Mar-02
Personal & Other Services
1.0bn
0.8bn
0.6bn
0.4bn
0.2bn
0.0bn
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Sep-99 Sep-00 Sep-01 Mar-02
Communication Services
1.0bn
0.8bn
0.6bn
0.4bn
0.2bn
0.0bn
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Sep-99 Sep-00 Sep-01 Mar-02

Industry exposures – Australia and NZ



Lending Assets (AUDm)
% of Portfolio (RHS scale)
% in CCR 7D-8G (RHS scale)
% in CCR 9-10 (RHS scale)
Finance - Other
Transport & Storage
Utilities
Finance - Banks, Building Soc etc.
Accommodation, Clubs, Pubs etc.
Construction
Sep-99
Sep-00
Sep-01
Mar-02

ANZ

Industry exposures – Australia & NZ


Lending Assets (AUDm)
% of Portfolio (RHS scale)
% in CCR 7D-8G (RHS scale)
% in CCR 9-10 (RHS scale)
Real Estate Operators & Dev.
12bn
10bn
8bn
6bn
4bn
2bn
0bn
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Sep-99
Sep-00
Sep-01
Mar-02
Retail Trade
6bn
4bn
2bn
0bn
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Agriculture
4bn
3bn
2bn
1bn
0bn
Manufacturing
10bn
8bn
6bn
4bn
2bn
0bn
Wholesale Trade
Business Services

ANZ

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	57,125
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares. —
5	Issue price or consideration	40,000 shares at $11.20 each 3,000 shares at $14.63 each 10,000 shares at $11.44 each 1,875 shares at $13.70 each 750 shares at $14.92 each 1,500 shares at $17.05 each **Total 57,125**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	57,125 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	04 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,550,326	Ordinary fully paid
34,150,185	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 04 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Charles Barrington Goode
Date of last Notice	8 May 2002

Part 1 – Change of director's relevant interest in securities

Direct or indirect interest:	Direct and indirect
Nature of indirect interest	Director of family company
Date of change:	1 July 2002
No of securities held prior to change:	**Direct:** 157,272 Shares 16,031 Shares (family company) 59,479 Shares (ANZ share plan trust) **Indirect:** 143,074 Shares (family company) **375,856 Total Shares**
Class:	ordinary shares
Number acquired:	3,042
Number disposed:	Nil
Value/Consideration	$58,528.08
Number of securities held after change:	**Direct:** 158,286 Shares 16,133 Shares (family company) 60,493 Shares (ANZ share plan trust) **Indirect:** 143,986 Shares (family company) 378,898 Total Shares
Nature of change	Shares acquired under the Dividend Re-Investment Plan (DRP)

Part 2 – Change of director's interests in contracts - Nil

Jane Slatter

....

Jane Slatter
Group General Counsel & Company Secretary
Australia and New Zealand Banking Group Limited
4 July 2002

Appendix 3Y

Change of Director's Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ms Margaret Anne Jackson
Date of last Notice	14 December 2001

Part 1 – Change of director's relevant interest in securities

Direct or indirect interest:	Direct
Nature of indirect interest	N/a
Date of change:	1 July 2002
No of securities held prior to change:	64,794 shares 7,447 shares (Superannuation Trust Account) **72,241 shares**
Class:	ordinary shares
Number acquired:	1,165 shares
Number disposed:	Nil
Value/Consideration	$22,414.60
Number of securities held after change:	65,808 shares 7,598 shares (Superannuation Trust Account) **73,406 shares**
Nature of change	Shares acquired under the Dividend Re-Investment Plan (DRP)

Part 2 – Change of director's interests in contracts - Nil

Jane Slatter
....
Jane Slatter
Company Secretary
Australia and New Zealand Banking Group Limited
4 July 2002

Appendix 3Y

Change of Director's Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

We Australia and New Zealand Banking Group Limited give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr B W Scott AO
Date of last Notice	14 December 2001

Part 1 – Change of director's relevant interest in securities

Direct or indirect interest:	Direct
Nature of indirect interest	N/a
Date of change:	1 July 2002
No of securities held prior to change:	68,588 shares 6,272 shares (ANZ Share Plan Trust Account) **68,588 shares**
Class:	ordinary shares
Number acquired:	1,391 shares
Number disposed:	Nil
Value/Consideration	$26,762.84
Number of securities held after change:	63,580 shares 6,399 shares (ANZ Share Plan Trust Account) **69,979 shares**
Nature of change	Shares acquired under the Dividend Re-Investment Plan (DRP)

Part 2 – Change of director's interests in contracts - Nil

Jane Slatter
Company Secretary
Australia and New Zealand Banking Group Limited
4 July 2002

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

207 page 1/1 15 July 2001

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 04 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.92	$0.00
ORD	1,500	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 04 / 07 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. [ ] REQ·A [ ]
CASH. [ ] REQ·P [ ]
PROC. [ ]

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 04 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	40,000	$11.20	$0.00
ORD	3,000	$14.63	$0.00
ORD	10,000	$11.44	$0.00
ORD	1,875	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 04 / 07 / 02

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 05 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,125	$13.70	$0.00
ORD	2,250	$14.63	$0.00
ORD	4,250	$14.92	$0.00
ORD	1,500	$16.81	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 05 / 07 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 05 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,875	$17.05	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature]

date 05 / 07 / 02

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	2,125 shares at $13.70 each 2,250shares at $14.63 each 4,250shares at $14.92 each 1,500 shares at $16.81 each 1,875 shares at $17.05 each **Total 12,000**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	12,000 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	05 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,562,326	Ordinary fully paid
34,138,185	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) *(now go to 43)*		

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 05 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes, pari passu with existing ordinary shares.

5 Issue price or consideration

7,500 shares	at $11.20 each
1,500shares	at $14.63 each
375 shares	at $13.70 each
375 shares	at $17.05 each
Total 9,750	

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

9,750 shares issued on exercise of options.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

09 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,572,076	Ordinary fully paid
34,128,435	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will *not* be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

Number	+Class

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 09 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ.A ☐
CASH. ☐ REQ.P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 09 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any) per share
ORD	7,500	$11.20	$0.00
ORD	1,500	$14.63	$0.00
ORD	375	$13.70	$0.00
ORD	375	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 2072 certifying that all stamp duties have been paid. Public companies must also lodge a Form 2072 and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 09 / 07 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 10 July 2002

ANZ upgrades, relocates Southland branch

ANZ today announced it would relocate and upgrade its Southland branch to provide customers with a modern banking environment offering a full range of financial services.

The existing ANZ Southland premises will close at 5.00 pm on Friday 19 July 2002 and the new branch at Shop 1002 on the ground floor of Southland Shopping Centre, near Kmart will open for business at 9.30 am on Monday 22 July 2002.

ANZ Southland Branch Manager Ms Sandra McDowall said the decision to refresh the branch premises was made to offer customers a pleasant environment in which to do their banking and reflected ANZ's commitment to the Cheltenham area.

"The new Southland branch will be a departure from the traditional-style bank branch of the past to a modern open plan scheme, with an emphasis on staff working with customers on a one-on-one basis to help them with their financial needs," said Ms McDowall.

"And, as usual, our opening hours will continue to be flexible, with Saturday trading making it easier for customers to come in and attend to their banking, when it's most convenient for them," she said.

ANZ Southland branch will offer all products and services currently available at the existing premises, including account opening, insurance, lending, financial planning services, an ATM, Phone Banking Hotline and Fast Deposit Box. An additional ATM will be installed at an alternative location within the centre to provide customers with increased banking options.

"Southland is a popular shopping centre and we're sure our customers will like the new look and feel of our modern premises," said Ms McDowall.

The relocated ANZ Southland branch will open 9.30am to 4.30pm Monday to Thursday, 9.30am to 5.00pm Friday and 10.00am to 1.00pm on Saturday.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Ms Sandra McDowall
Branch Manager ANZ Southland
Tel: 03-9583 8680
E-mail: mcdowals@anz.com

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 10 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	7,500	$11.81	$0.00
ORD	750	$16.81	$0.00
ORD	5,000	$11.20	$0.00
ORD	500	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes. Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 10 / 07 / 02

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	7,500 shares at $11.81 each 750 shares at $16.81 each 5,000 shares at $11.20 each 500 shares at $17.05 each **Total 13,750**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	13,750 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,585,826	Ordinary fully paid
34,114,685	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

Number	+Class

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 10 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,850
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	2,250 shares at $14.63 each 1,125 shares at $17.05 each 975 shares at $13.70 each 1,500 shares at $14.92 each **Total 5,850**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	5,850 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,591,676	Ordinary fully paid
34,108,835	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) *(now go to 43)*		

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^+$securities should not be granted $^+$quotation.
- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 11 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form 207

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 11 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,250	$14.63	$0.00
ORD	1,125	$17.05	$0.00
ORD	975	$13.70	$0.00
ORD	1,500	$14.92	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 11 / 07 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 15 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	4,750	$14.92	$0.00
ORD	3,000	$14.63	$0.00
ORD	625	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 15 / 07 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 15 July 2002

ANZ launches chip-based rewards program

ANZ today announced the launch of the ANZ First *Sphere* rewards program - Australia's first integrated chip-based credit card rewards program.

Sphere offers participating ANZ First Visa card customers the benefits of a new points-based rewards program with Instant Rewards at chip-enabled retailers.

The launch of Sphere follows ANZ's introduction of chip card technology to Australia in November 2001. In the past nine months, ANZ has issued over 350,000 ANZ-branded credit cards with chip technology and replaced almost 30,000 retailer card terminals with chip-enabled MultiPOS terminals, providing Australia's first working infrastructure for chip technology.

ANZ Managing Director for Credit Cards Australia Mr Kamran Siddiqi said: "Sphere is the next generation of credit card reward programs. Chip technology allows us to offer customers more immediate and attainable rewards than any other program in Australia."

"Many customers believe that earning rewards through existing programs is too slow and the choice of rewards is largely focussed on frequent flyer benefits. Sphere is unique, providing customers with attainable rewards and more choice," he said.

Features of the Sphere reward program include:

- Sphere is the only credit card reward program that offers Instant Rewards including in-store discounts, gift vouchers and exclusive offers.
- Sphere members have a wide choice of rewards including products and vouchers from major retailers, supermarkets and petrol stations when they want to redeem points.
- Program is optional for ANZ First customers – annual rewards membership fee of $33.
- In an industry first, the program provides customers with a guarantee to be able to return products if they are not happy.
- Sphere is not linked to any airline frequent flyer program. Harvey World Travel vouchers allow members to choose flights with any airline, car hires, and accommodation.
- Sphere customers receive a rewards summary with their monthly ANZ First statement.
- Customers earn points for every dollar spent in Australia and overseas and can reach their rewards faster by shopping at Sphere Bonus Partners. Sphere points never expire.

"Sphere adds a whole new dimension to ANZ's portfolio of credit card reward programs, which also includes the Qantas ANZ Card, Australia's most popular frequent flyer-based reward program," Mr Siddiqi said.

...../2.

ANZ First also offers a secure online shopping guarantee using Verified by Visa, a new authentication technology protocol that is designed to increase security of online transactions by confirming the identity of both the buyer and seller. Cardholders can also choose to shop online via a chip card reader connected to their PC.

For media enquiries, contact:

Paul Edwards
Head of Media Relations
Tel: 03-9273 695 or 0409-655 550
Email: edwardp12@anz.com

Details on ANZ First *Sphere*

Sphere is a different reward program. From the moment customers enrol they can enjoy Sphere Instant Rewards worth hundreds of dollars.

- There's no waiting or qualifying period.
- Sphere Instant Reward Partners offer in-store discounts, gift vouchers and exclusive offers.
- Unlike any other reward program, additional cardholders receive Sphere Instant Rewards.

Sphere offers one Sphere point per Australian dollar on all purchases in Australia and overseas.

- Earn points faster with Sphere Bonus Partners.
- Sphere points never expire, so customers can build points up to get the rewards they want.
- Additional cardholders can also earn and redeem points.
- Sphere points summary provided monthly on ANZ First statements.
- Earn up to 50,000 Sphere points annually.

Joining *Sphere*

To enrol existing ANZ First card customers call 13 22 73 or log on to anz.com. New customers can complete an application form for ANZ First and Sphere or call 13 33 33.

Sphere members will receive two Village movie tickets valued at $28 and access Instant Rewards worth hundreds of dollars when they join. The annual rewards membership fee is $33.

***Sphere* Instant Reward Partners**

Participating ANZ First cardholders (and additional cardholders) will receive in-store discounts and exclusive offers with their purchase when they use their card at selected *Sphere* Instant Reward Partners. In-store discounts and exclusive offers available for launch include:

- Prouds The Jewellers - $50 discount when customers spend $200 or more.
- Liz Davenport - $50 gift voucher when spend $300 or more.
- Surf Dive 'n' Ski - $20 gift voucher with a purchase over $150, plus membership to Team Surf Dive 'N Ski valued at $50.
- Harvey World Travel – book a five-night holiday at Cairns Beach Resort before 31 August 2002 (for travel before 30 September 2002) and get the sixth night free, plus a $50 dinner voucher; and, pay for an international package worth at least $3,500 and get 3,500 additional bonus points.

***Sphere* Bonus Partners**

ANZ First cardholders can double and triple *Sphere* points for every dollar spent. Bonus Partners include Surf Dive 'N Ski, All Seasons Hotels, Harvey World Travel, Mercure Hotels, Novotel Hotels, Prouds The Jewellers, Retravision, Sofitel Hotels and Resorts, wishlist.com.au, ANZ Insurance, ANZ Personal loans. The list of bonus partners will continue to grow.

Redeeming points for rewards

Cardholders can redeem points for rewards across a wide range of categories including products and vouchers from major retailers, department stores and entertainment outlets. Points can also be redeemed for Harvey World Travel vouchers that can be used towards flights, accommodation and car hire.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,375
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	4,750 shares at $14.92 each 3,000 shares at $14.63 each 625 shares at $13.70 each **Total 8,375**
6	Purpose of the issue *(If issued as consideration for the acquisition of assets, clearly identify those assets)*	8,375 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,600,051	Ordinary fully paid
34,100,460	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

Number	+Class

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 15 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 17 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	4,500	$14.63	$0.00
ORD	2,625	$13.70	$0.00
ORD	5,500	$14.92	$0.00
ORD	1,500	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 17 / 07 / 02

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. REQ-A CASH. REQ-P PROC.

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 19 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,250	$14.63	$0.00
ORD	1,750	$14.92	$0.00
ORD	625	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here date 19 / 07 / 02

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	7,250 shares at $14.92 each 6,750 shares at $14.63 each 3,250 shares at $13.70 each 1,500 shares at $17.05 each **Total 18,750**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	18,750 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14,125 shares 17 July 2002 4,625 shares 19 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,618,801	Ordinary fully paid
34,081,710	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 19 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 July 2002

Speers Point resident is ANZ's one millionth internet banking customer

ANZ today announced that Speers Point resident Ms Dianne Robinson became the bank's one millionth Internet Banking customer in Australia when she registered for ANZ Internet Banking last month.

To mark the milestone, Ms Robinson was this week presented with an Access account containing $500 at ANZ's Cardiff branch by ANZ Newcastle and Central Coast District Manager Ms Lea Atchison.

Ms Robinson contacted ANZ's Internet Service Team for assistance in registering for ANZ Internet Banking and one of the Internet Service Consultant's gave her all the assistance she needed to get started.

"I'm ecstatic, I've never won anything before," said an elated Ms Robinson. "The Internet Service Team was absolutely fantastic, helping me to reconfigure my computer so that I could use ANZ Internet Banking."

ANZ Internet Banking offers a range of functionality from checking your account balance, viewing your transaction history and transferring funds, to paying bills for over 6,000 billers using BPAY®, paying people at other banks within Australia using Pay Anyone, plus much more.

"ANZ Internet Banking has been a great success since the service was launched in April 1999. Not only are there more than one million registered users in Australia, but they also use ANZ Internet Banking regularly," said Ms Atchison.

"Since our service began, our customers have logged on more than 57 million times, in fact, ANZ Internet Banking now has more transactions completed each month than ANZ Phone Banking," she said.

To register for ANZ Internet Banking, call 13 33 50 or visit your local ANZ branch.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 July 2002

ANZ exposure to Marconi

Following the trading update last night by Marconi PLC in which it stated negotiations with its banking syndicate over a debt-equity swap are "relatively advanced", ANZ confirms it has credit exposures to Marconi PLC of approximately US$131million.

Marconi PLC, formerly GEC, is a global telecommunications equipment and solutions company headquartered in London and has been an ANZ customer since 1947.

Negotiations between Marconi and its syndicate bankers are still to be finalised and it is inappropriate to comment further at this stage.

ANZ Chief Financial Officer, Mr Peter Marriott said: "Marconi was investment grade just over 12 months ago but it has been severely impacted by the downturn in the telecommunications sector. In recent years however ANZ has substantially reduced its exposure to Marconi. ANZ's lending to the telecommunications sector represents approximately 2% of total lending assets."

ANZ highlighted in its 2002 Interim Results announcement that it remained concerned about the international credit outlook, expecting specific provisions to remain moderately high. While domestic credit quality remains strong, total specific provisions for the Group are nevertheless expected to remain at levels similar to the first half.

ANZ remains strongly provisioned and expects to achieve a full year profit in line with market expectations.

For media enquiries, contact

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

For investor enquiries, contact:

Philip Gentry
Head of Investor Relations
Tel: 03-9273 4185 or 0411-125474
Email: gentryp@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For release: 29 July 2002

ANZ Yass Local Link to stay in Comur Street

ANZ today reaffirmed its commitment to the Yass community announcing it will maintain its Local Link agency at 116 Comur Street, Yass, when gift shop and soft furnishings business Comur House moves into the premises.

Comur House owners Tony and Susan Wade have agreed to operate ANZ's Yass local link agency from Monday 2 September 2002 when they take over the Comur Street premises from Warmingtons Electrical.

Announcing the change, ANZ's Rural Market Manager for Southern NSW, Mr Mark Nightingale, said customers would continue to have access to all existing services available at the Yass Local Link agency under the new arrangement.

"ANZ's Local Link agency plays a key role in bringing banking services to the Yass community and we are pleased to maintain our agency under the new management of Tony and Susan," said Mr Nightingale.

Customers can access their ANZ Passbook, Access and Cheque accounts and EFTPOS facilities at the Yass Local Link agency. Additionally, the agency is equipped to handle personal cheque deposits and small business deposits, as well as arrange for a mobile manager to visit customers who have lending or investment requirements.

"ANZ recognises the importance of face-to-face banking, particularly in rural communities, and we are committed to maintaining a presence throughout regional Australia as evidenced by our continued moratorium on rural branch closures," said Mr Nightingale.

The ANZ 'Parent Branch' for the Yass agency is located at Goulburn and managed by Mr Graeme Hewett, who will frequently travel to Yass to assist with lending and account opening. The agency can also refer customers to ANZ for assistance with other banking products and services, such as taking out a home loan, purchasing insurance products and applying for a credit card.

The Yass Local Link Agency located in Comur House will be open from 9.30am to 4.00pm, Monday to Friday.

For media enquiries, contact:

Mark Nightingale
Rural Market Manager Southern NSW, ANZ
Tel: 02-4234 3967 or 0411 236 166
Email: nightinm@anz.com

Rita Zonius
Media Relations Manager, ANZ
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	53,625
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	15,000 shares at $10.34 each 8,250 shares at $13.70 each 11,250 shares at $14.63 each 14,500 shares at $14.92 each 3,125 shares at $17.05 each 1,500 shares at $16.81 each **Total 53,625**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,250 shares 22 July 2002 51,375 shares 29 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,502,672,426	Ordinary fully paid
34,028,085	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	
21	Amount of any underwriting fee or commission	

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

+ See chapter 19 for defined terms.

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 30 July 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 29 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	3,125	$17.05	$0.00
ORD	750	$16.81	$0.00
			$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 30 / 07 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of share issue

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 29 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	15,000	$10.34	$0.00
ORD	8,250	$13.70	$0.00
ORD	9,750	$14.63	$0.00
ORD	14,500	$14.92	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 30 / 07 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 22 / 07 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,500	$14.63	$0.00
ORD	750	$16.81	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 30 / 07 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 30 July 2002

ANZ to open in Williams

ANZ today announced it would open a Local Link agency at the Williams Shell Roadhouse on 19 August 2002, following the recent closure of National Australia Bank's agency in Williams.

The agency will provide a key role in bringing banking services back to the Williams community, according to ANZ's Regional Manager for South Western Australia Mr David Whitby.

"Residents of Williams are understandably concerned about the loss of banking facilities in their town, following the closure of the NAB agency in the area recently," said Mr Whitby.

"The opening of the ANZ Local Link agency in Williams reflects ANZ's commitment in finding new ways to meet the banking and financial services needs of its rural customers.

"We recognise the importance of face-to-face banking, particularly in rural communities, and we are committed to maintaining a presence throughout regional Australia, as evidenced by our continued moratorium on rural branch closures," he said.

Customers will be able to operate their ANZ personal transaction accounts at the Williams agency. The agency will also be equipped to handle personal cheque deposits and small business deposits, as well as arrange for a mobile manager to visit customers who have lending or investment requirements.

ANZ Narrogin Branch Manager Mrs Jasmin Cruz will frequently travel to Williams to assist with lending and account opening.

The ANZ agency will be operated by the proprietors of the Shell Roadhouse, Eddie and Julie Juras.

"The Williams Local Link is situated in a very handy location, enabling many customers to access the facility. I'm delighted that Eddie and Julie will be managing the agency and I hope the community takes the opportunity to support the new facility," said Mr Whitby.

The Williams Local Link at the Shell Roadhouse, Lot 29 Albany Highway, will open from 9.30am to 4.00pm Monday to Thursday and 9.30am to 5.00pm Friday.

For media enquiries, contact:

David Whitby
ANZ Regional Manager South Western Aust.
Tel: 08-9323 8228

Jasmin Cruz
Branch Manager, ANZ Narrogin
Tel: 08- 9881 5268

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For release: 31 July 2002 **(insert appropriate date)**

ANZ committed to Goolwa

ANZ today reaffirmed its commitment to maintaining branch banking services in the **Goolwa** community, following the closure of the National Australia Bank's **Goolwa** branch.

"ANZ has been operating in the **Goolwa** community for **(X)** years. We understand that our customers appreciate face to face service and a full range of banking products," said **ANZ Rural Market Manager, Southern and Riverland, Mr Frank Fragnito**.

Last week ANZ was named Banking Institution of the Year at the 2002 *Personal Investor* awards and the closure of the National Australia Bank in **(month)** gives the **Goolwa** community an opportunity to consider switching its business to ANZ.

ANZ's Access Advantage account offers unlimited transactions for a low $5 monthly fee and was recognised as the leading Personal Transaction Account at the 2002 *Personal Investor* awards.

ANZ's Money Saver Home Loan was also recognised as the best standard home loan product on the market and **Mr Fragnito** believes the award is further recognition of ANZ's customer-satisfaction driven business strategy.

"Our strong showing in the *Personal Investor* awards demonstrates we have the right mix of excellent products and low fees," said **Mr Fragnito**.

ANZ is committed to providing quality banking services to rural communities reinforced by a moratorium on rural branch closures which has been in place since July 1999.

"ANZ's **(list names of key staff at the branch)** provide excellent service for customers at the Goolwa branch and will be pleased to talk to customers about their financial needs," said **Mr Fragnito**.

ANZ **Goolwa**, located at **(INSERT ADDRESS)** and **open 9.30am to 4.00pm Monday to Thursday and 9.30am to 5.00pm Friday**, is managed by **(name of branch manager)**.

For media enquiries, contact:

Frank Fragnito
Rural Market Manager, ANZ
Tel:
E-mail:

Rita Zonius
Media Relations Manager, ANZ
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By

....

KAREN KA-LENG PHILLIPS
Secretary
Australia and New Zealand Banking Group Limited
8 August 2002